SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PTEK Holdings, Inc.

(Exact name of Registrant as Specified in its Charter)

(Name to change to Premiere Global Services, Inc. effective January 3, 2005)

Georgia	59-3074176
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

The Lenox Building, 3399 Peachtree Road, Suite 700, Atlanta, Georgia	30326
(Address of Principal Executive Offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act, and is effective pursuant to General Instruction A.(c) please check the following box	☒	If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box	☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered:	Name of Each Exchange on Which Each Class is to be Registered:
Common Stock, par value $0.01 Per Share Series C Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK

The name of the Company will be changed to Premiere Global Services, Inc. effective January 3, 2005. The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Articles of Incorporation (the “Articles”) and Amended and Restated Bylaws (the “Bylaws”), copies of which are incorporated by reference herein.

Common Stock

As of November 19, 2004, there were 70,531,333 shares of Common Stock outstanding, held of record by approximately 483 shareholders. The holders of Common Stock are entitled to one vote for each share held of record for matters on which Common Stock shareholders are entitled to vote. There are neither sinking fund provisions nor cumulative voting, preemptive, redemption, or conversion rights applicable to the Common Stock. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of any shares of any series of Preferred Stock which may be issued by the Company’s Board of Directors from time to time in the future. Subject to the preference rights of the holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution or winding up of Company, are entitled to share ratably in all assets of the Company after the payment of its debts and other liabilities. The outstanding shares of Common Stock are, and the shares sold by the Company pursuant to this offering will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

The Board of Directors has the authority pursuant to the Articles, without the approval of or any action by the shareholders, to issue up to 5,000,000 shares of Preferred Stock in such series and with such preferences, powers, limitations and relative rights as may be determined by the Board from time to time. The terms of the voting, conversion, dividend, liquidation, preemptive and redemption rights and preferences, and other qualifications, powers and privileges conferred upon the holders of any such Preferred Stock, may be more favorable than those, if any, granted to holders of Common Stock. The designation of any Preferred Stock with greater rights, privileges and preferences than those applicable to the Common Stock may adversely affect the voting power, market price and other rights and privileges of the Common Stock, and may hinder or delay the removal of directors, attempted tender offers, proxy contests or takeovers, or other attempts to change control of the Company, some or all of which may be desired by holders of the Common Stock. The Company has designated 500,000 shares of its Preferred Stock as Series C Junior Participating Preferred Stock, none of which are issued and outstanding but which may be issued pursuant to exercise of the Rights described below under “Rights to Purchase Series C Junior Participating Preferred Stock”.

Certain Provisions of the Articles of Incorporation, Bylaws and Georgia Law

Certain provisions of the Georgia Business Corporation Code (the “Georgia Code”) and the Company’s Articles and Bylaws, summarized in the following paragraphs, may be considered to have anti-takeover effects and may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover that a shareholder may deem to be in such shareholder’s best interest, including such an attempted transaction as might result in payment of a premium over the market price for shares held by such shareholder.

Number, Term and Removal of Directors. The Company’s Bylaws provide that the size of the Company’s Board of Directors shall be fixed by resolution of the Board of Directors and, until otherwise determined, shall be comprised of between three to ten members (provided that the term of an incumbent director may not be shortened by a reduction in the number of directors constituting the Board). The Board is divided as evenly as possible into three classes of directors, each serving for staggered three year terms. Directors may be removed from the Board only for cause and only upon the affirmative vote of at least 75% of the shareholders entitled to vote thereon taken at a duly held shareholders’ meeting for which notice of the removal action was properly given. Unless at the same meeting the shareholders vote to appoint a successor director for the remainder of the removed director’s term, upon a vacancy created in the Board of Directors pursuant to such removal action or for any other reason (including an increase in the size of the Board pursuant to resolution of the Board), a successor or new director may be appointed only by the affirmative vote of a majority of the directors then in office.

Call of and Notices Relating to Shareholder Meetings. Actions by Written Consent of Shareholders. The Company’s Bylaws provide that special meetings of shareholders or a class or series of shareholders may be called at any time by the Board of Directors, the Chairman of the Board, or the President of the Company, and that such meetings shall be called upon the written request of the holders of shares representing at least 75% of the votes entitled to be cast on each issue presented at such meeting (25% at any time the Company has fewer than 100 shareholders of record). The Bylaws also provide that shareholders seeking to bring business before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders, must provide notice thereof not less than 120 nor more than 150 calendar days prior to the first anniversary of the date of the Corporation’s notice of annual meeting sent to shareholders in connection with the previous year’s annual meeting; provided that if no annual meeting was held in the previous year or the date of the annual meeting has been established to be more than 30 calendar days earlier than or 60 calendar days after the anniversary of the previous year’s meeting, notice must be received not later than the later of (i) 60 days prior to the annual meeting or (ii) the close of business on the 10th day following the day on which notice of the annual meeting was mailed, whichever occurs first. In such notice, the shareholder must provide to the Company certain information concerning the proposal or nominee. Actions required to be taken at a shareholder meeting may be taken without a meeting only if the unanimous written consent of the shareholders entitled to vote at such meeting is obtained and delivered to the Company for inclusion in its minute book or other corporate records.

Georgia Business Combination Statute. Pursuant to its Bylaws, the Company, a Georgia corporation, is subject to the provisions of the Georgia Code, including provisions prohibiting various “business combinations” involving “interested shareholders” for a period of five years after the shareholder becomes an interested shareholder of the Company. Such provisions prohibit any business combination with an interested shareholder unless either (i) prior to such time, the Board of Directors approves either the business combination or the transaction by which such shareholder became an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the Company which was not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in such shareholder owning at least 90% of the outstanding voting stock of the Company and the business combination is approved by a majority of the disinterested shareholders’ shares not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company. Under the relevant provisions of the Georgia Code, a “business combination” is defined to include, among other things, (i) any merger, consolidation, share exchange or any sale, transfer or other disposition (or series of related sales or transfers) of assets of the Company having an aggregate book value of 10% or more of the Company’s net assets (measured as of the end of the most recent fiscal quarter), with an interested shareholder of the Company or any other corporation which is or, after giving effect to such business combination, becomes an affiliate of any such interested shareholder, (ii) the liquidation or dissolution of the Company, (iii) the receipt by an interested shareholder of any benefit from any loan, advance, guarantee, pledge, tax credit or other financial benefit from the Company, other than in the ordinary course of business and (iv) certain other transactions involving the issuance or reclassification of securities of the Company which produce the result that 5% or more of the total equity shares of the Company, or of any class or series thereof, is owned by an interested shareholder. An “interested shareholder” is defined by the Georgia Code to include any person or entity that, together with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting shares of the Company, or any person that is an affiliate of the Company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the outstanding voting shares of the Company. The restrictions on business combinations shall not apply to any person who was an interested shareholder before the adoption of the Bylaw which made the provisions applicable to the Company nor to any persons who subsequently become interested shareholders inadvertently, subsequently divest sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder have been an interested shareholder but for the inadvertent acquisition.

Constituency Provisions. In addition to considering the effects of any action on the Company and its shareholders, the Company’s Articles permit the Board of Directors and the committees and individual members thereof to consider the interests of various constituencies, including employees, customers, suppliers, and creditors of the Company, communities in which the Company maintains offices or operations, and other factors which such directors deem pertinent, in discharging the duties of such positions and in determining what is believed to be in the best interests of the Company.

Supermajority Provisions. The Board of Directors or the holders of 75% or more of the outstanding shares may alter, amend or repeal the Company’s Bylaws and adopt new Bylaws. The shareholders also have the power to specify that any Bylaw adopted by the shareholders may not be altered, amended or repealed by the Board of Directors.

Director Exculpation and Indemnification

The Company’s Articles provide that no director shall be personally liable to the Company or any of its shareholders for any breach of the duties of such position, except that such elimination of liability does not apply to (i) appropriations of business opportunities from the Company in violation of such director’s duties, (ii) intentional misconduct or a knowing violation of law, (iii) liability for assent to distributions which are illegal or improper under the Georgia Code or the Company’s Articles and (iv) liability for any transaction in which an improper personal benefit is derived. In addition, the Articles state that if the Georgia Code is ever amended to allow for greater exculpation of directors than presently permitted, the directors shall be relieved from liabilities to the fullest extent provided by the Georgia Code, as so amended, without further action by the shareholders of the Company, unless the Georgia Code provides otherwise. No modification or repeal of this provision will adversely affect the elimination or reduction in liability provided thereby with respect to any alleged act occurring before the effective date of such modification or repeal.

In addition to such rights as may be provided by law, the Company’s Bylaws provide broad indemnification rights to the Company’s directors and such officers, employees and agents as may be selected by such directors, with respect to various civil and criminal liabilities and losses which may be incurred by such director, officer, agent or employee pursuant to any pending or threatened litigation or other proceedings, except that such indemnification does not apply in the same situations described above with respect to the exculpation from liability of the Company’s directors. The Company is also obligated to reimburse such directors and other parties for expenses, including legal fees, court costs and expert witness fees, incurred by such person in defending against any such liabilities and losses, as long as such person in good faith believes that he or she acted in accordance with the applicable standard of conduct with respect to the underlying accusations giving rise to such liabilities or losses and agrees to repay to the Company any advances made under the Bylaws. Any amendment or other modification to the Bylaws which limits or otherwise adversely affects the rights to indemnification currently provided therein shall apply only to proceedings based upon actions and events occurring after such amendment and delivery of notice thereof to the indemnified parties. Such amendments can only be made upon the affirmative vote of (i) the holders of at least 75% of the shares entitled to vote to alter, amend or repeal the provisions of the Bylaws or (ii) a majority of the Board of Directors present at the meeting at which the votes are taken.

The Company has entered into separate indemnification agreements with each of its directors and certain of its officers and employees, whereby the Company agreed, among other things, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those set forth in the Bylaws. These agreements may not be abrogated by action of the shareholders. In addition, the Company maintains an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, certain claims made against the directors and officers of the Company in their capacities as directors and officers.

Transfer Agent

The transfer agent and registrar for the Company’s Common Stock is SunTrust Bank, Atlanta.

Rights to Purchase Series C Junior Participating Preferred Stock

On June 23, 1998, the Board of Directors of Premiere Technologies, Inc. (the “Company”) declared a distribution of one right (a “Right”) for each outstanding share of Common Stock, par value $.01 per share (the “Common Stock”), to shareholders of record at the close of business on July 6, 1998 and for each share of Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Separation Time. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share (a “Unit”) of Series C Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a purchase price of Sixty Dollars ($60) per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Protection Rights Agreement between the Company and SunTrust Bank, Atlanta, as Rights Agent, dated as of June 23, 1998 (the “Rights Agreement”).

Initially, the Rights attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the Separation Time will occur upon the earlier of (i) ten business days (unless otherwise accelerated or delayed by the Board) following public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock, or (ii) ten business days (unless otherwise delayed by the Board) following the commencement of a tender offer or exchange offer that would result in the person or group beneficially owning 15% or more of the then outstanding shares of Common Stock. An Acquiring Person does not include (a) any person who is a beneficial owner of 15% or more of the Common Stock on June 23, 1998 (the date of adoption of the Rights Agreement), unless such person or group shall thereafter acquire beneficial ownership of additional Common Stock, (b) a person who acquires beneficial ownership of 15% or more of the Common Stock without any intention to affect control of the Company and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 15% or more of the Common Stock, or (c) a person who is or becomes a beneficial owner of 15% or more of the Common Stock as a result of an option granted by the Company in connection with an agreement to acquire or merge with the Company prior to a Flip-In Date.

Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after July 6, 1998 (including shares distributed from Treasury) will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Separation Time and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier terminated by the Company as described below.

As soon as practicable after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the date when the Separation Time occurs and, thereafter, the separate Rights Certificates alone will represent the Rights.

If a Flip-In Date occurs (i.e., the close of business ten business days following announcement by the Company that a person has become an Acquiring Person), and if the Company has not terminated the Rights as described below, then the Rights entitle the holders thereof to acquire shares of Common Stock (rather than Preferred Stock) having a value equal to twice the Right’s exercise price. Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-In Date, the Company may substitute therefor shares of Preferred Stock at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable. In the event there are not sufficient treasury shares or authorized but unissued shares of Common Stock or Preferred Stock to permit exercise in full of the Rights, the Company may substitute debt or equity securities, or other assets (or any combination of the above). In addition, at the option of the Board of Directors prior to the time that any person becomes the beneficial owner of more than 50% of the Common Stock, and rather than payment of the cash purchase price, each Right may be exchanged for one share of Common Stock if a Flip-In Date occurs. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

Following the Flip-In Date, if the Company’s Board of Directors is controlled by an Acquiring Person, the Company may not consolidate or merge with or enter into a share exchange where either the terms of the transaction relating to an Acquiring Person are not identical to the terms and arrangements relating to other holders of the Common Stock or an Acquiring Person is the person with whom the transaction occurs, or enter into a transaction where 50% or more of the Company’s assets or assets generating 50% or more of the Company’s operating income or cash flow is transferred in one or more transactions to any person, unless proper provision is made so that the Rights would entitle the holders thereof to acquire for the exercise price shares of the acquiring party having a value equal to twice the Right’s exercise price.

The exercise price payable and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of Common Stock outstanding.

At any time until the close of business on the Flip-In Date, the Board of Directors may terminate the Rights without any payment to the holders thereof. The Board of Directors may condition termination of the Rights upon the occurrence of a specified future time or event.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders.

A total of 500,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

Each fractional share of Preferred Stock will receive dividends at a rate per whole share equal to any dividends (except dividends payable in Common Stock) paid with respect to the Common Stock and, on a quarterly basis, an amount per whole share equal to the excess of $1.00 over the aggregate dividends per whole share of this Series during the immediately preceding three-month period.

In the event of liquidation, the holder of each fractional share of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 per whole share or the per share amount paid in respect of a share of Common Stock.

Each Unit of Preferred Stock will have one vote, voting together with the Common Stock.

In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. However, the Rights should not interfere with any merger, statutory share exchange or other business combination approved by the directors since the Rights may be terminated by the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company’s Current Report on Form 8-K dated June 23, 1998 and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

3.1	Articles of Incorporation of Premiere Technologies, Inc., as amended, (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

3.2	Articles of Amendment of Articles of Incorporation of Premiere Technologies, Inc. (changing the name of the Registrant to PTEK Holdings, Inc.) (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999 and filed on March 30, 2001).

3.3	Amended and Restated Bylaws of Premiere Technologies, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2001).

3.4	Amendment No. 6 to Amended and Restated Bylaws of PTEK Holdings, Inc. (incorporated by reference to Exhibit 3.3(a) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001).

3.5	Amendment No. 7 to Amended and Restated Bylaws of PTEK Holdings, Inc. (incorporated by reference to Exhibit 3.3(b) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed on May 15, 2002).

3.6	Amendment No. 8 to Amended and Restated Bylaws of PTEK Holdings, Inc. (incorporated by reference to Exhibit 3.3(c) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

4.1	See Exhibits 3.1-3.6 for provisions of the Articles of Incorporation and Bylaws defining the rights of the holders of common stock of the Registrant.

4.2	Specimen Stock Certificate

4.3	Shareholder Protection Rights Agreement dated June 23, 1998 between the Company and SunTrust Bank, Atlanta, as Rights Agent (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated June 23, 1998 and filed on June 26, 1998).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PTEK Holdings, Inc.

Date: December 30, 2004	By:	/s/ L. Scott Askins
Senior Vice President and
General Counsel